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                                   EXHIBIT 21


                       SUBSIDIARIES OF DELTA APPAREL, INC.

Listed below are the subsidiaries of Delta Apparel, Inc.:

(1)      Delta Apparel Honduras, S.A., a Honduran socieda anonima.
         2,496 shares are owned by Delta Apparel, Inc. One (1) share is owned by each of four directors of Delta Apparel, Inc. Delta Apparel, Inc. has the right to acquire such director-owned shares at a nominal price. (At the time of the formation of Delta Apparel Honduras, S.A., Honduran law required a socieda anonima to have at least five shareholders.)

(2) Delta Campeche, S.A. de C.V., a Mexican sociedad anonima de capital variable. 49 shares are owned by Delta Apparel, Inc. One (1) share is owned by Robert W. Humphreys. Delta Apparel, Inc. has the right to acquire the share owned by Robert W. Humphreys.

(3)      Delta Cortes, S.A., a Honduran socieda anonima.
         2,499 shares are owned by Delta Apparel, Inc. One (1) share is owned by Robert W. Humphreys. Delta Apparel, Inc. has the right to acquire the share owned by Robert W. Humphreys. (Honduran law has changed allowing socieda anonima to have two shareholders.)